                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                          General Maritime Corporation
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   Y2692M 10 3
                                   -----------
                                 (CUSIP Number)



                                  June 12, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Charles Davidson*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.  [ ]
                                                     b.  [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  U.S.A.

                           5        Sole Voting Power
  Number of                                    0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  5,805,174*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            5,805,174*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,805,174*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           15.7%*

12       Type of Reporting Person (See Instructions)

                  IN

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph Jacobs*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  U.S.A.

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  5,805,174*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            5,805,174*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,805,174*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           15.7%*

12       Type of Reporting Person (See Instructions)

                  IN

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Wexford Capital LLC*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  Connecticut

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  5,805,174*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            5,805,174*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,805,174*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           15.7%*

12       Type of Reporting Person (See Instructions)

                  CO

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Genmar Alexandra, LLC*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,790,261*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,790,261*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,790,261*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           4.8%*

12       Type of Reporting Person (See Instructions)

                  CO

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Genmar II, LLC*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  3,074,632*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            3,074,632*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           3,074,632*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           8.3%*

12       Type of Reporting Person (See Instructions)

                  CO

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Equili Company L.P.*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  New York

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  481,973*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            481,973*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           481,973*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           1.3%*

12       Type of Reporting Person (See Instructions)

                  PN

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Equili Company, LLC*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  966*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            966*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           966*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           0.0%*

12       Type of Reporting Person (See Instructions)

                  CO

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Equili Company II L.P.*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  New York

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  456,427*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            456,427*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           456,427*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           1.2%*

12       Type of Reporting Person (See Instructions)

                  PN

*See Note to Item 4(a).

                                  SCHEDULE 13G

CUSIP No. Y2692M 10 3


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Equili Company II, LLC*

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [ ]

3        SEC Use Only


4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  915*
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            915*

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           915*

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                     [ ]

11       Percent of Class Represented By Amount in Row 9

                           0.0%*

12       Type of Reporting Person (See Instructions)

                  CO

*See Note to Item 4(a).

ITEM 1.

(a)      NAME OF ISSUER

            General Maritime Corporation

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            35 West 56th Street
            New York, NY  10019

ITEM 2.

     (a) NAME OF PERSONS FILING

            Charles Davidson
            Joseph Jacobs
            Wexford Capital LLC
            Genmar Alexandra, LLC
            Genmar II, LLC
            Equili Company L.P.
            Equili Company, LLC
            Equili Company II L.P.
            Equili Company II, LLC

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            c/o Wexford Capital LLC
            411 West Putnam Avenue
            Greenwich, CT 06830

     (c) CITIZENSHIP

            Charles Davidson - United States
            Joseph Jacobs - United States
            Wexford Capital LLC - Connecticut
            Genmar Alexandra, LLC - Delaware
            Genmar II, LLC - Delaware
            Equili Company L.P. - New York
            Equili Company, LLC - Delaware
            Equili Company II L.P. - New York
            Equili Company II, LLC - Delaware

     (d) TITLE OF CLASS OF SECURITIES

            Common Stock, par value $0.01 per share

     (e) CUSIP NUMBER

            Y2692M 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)      /_/    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)      /_/    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)      /_/    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)      /_/    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)      /_/    An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)     /_/     An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

(g)     /_/     A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G);

(h)     /_/     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     /_/     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     /_/     Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to ss. 240.13d-1(c), check this box. [X]

ITEM 4.   OWNERSHIP (AT JULY 15, 2001)

     (a) AMOUNT BENEFICIALLY OWNED (See note to Item 4(a)).

     Charles Davidson               -       5,805,174
     Joseph Jacobs                  -       5,805,174
     Wexford Capital LLC            -       5,805,174
     Genmar Alexandra, LLC          -       1,790,261
     Genmar II, LLC                 -       3,074,632
     Equili Company L.P.            -       481,973
     Equili Company, LLC            -       966
     Equili Company II L.P.         -       456,427
     Equili Company II, LLC         -       915

Note to
Item 4(a): The 5,805,174 shares of Common Stock beneficially owned by each of Mr. Davidson and Mr. Jacobs include the shares owned by the limited liability companies and limited partnerships set forth above (the "Wexford Entities"), each of which is controlled by Wexford Capital LLC, of which each of Mr Davidson and Mr. Jacobs is a controlling member. On May 25, 2001, the Wexford Entities entered into a Contribution Agreement (the "Contribution Agreement") with Issuer pursuant to which, on June 15, 2001 (the "Closing Date"), the Wexford Entities contributed to Issuer the shares of certain companies (which own 5 shipping vessels) in exchange for, inter alia, the issuance of an aggregate 5,805,174 shares of Common Stock, par value $0.01 per share, of Issuer (the "Shares"). Although the Wexford Entities did not have dispositive power with respect to the Shares until the

               Closing Date (subject to a 180-day lock-up period from June 12, 2001, the date of the final prospectus in respect of Issuer's initial public offering), the Wexford Entities obtained voting power over the Shares upon their delivery into escrow by Issuer on June 12, 2001. The Shares are subject to possible forfeiture or adjustment under the Contribution Agreement and related Plan of Recapitalization incorporated therein by reference. Within thirty (30) days of the Closing Date, eighty (80%) percent of the Shares shall be delivered out of escrow to the Wexford Entities. Ten (10%) percent of the Shares shall remain in escrow for up to 90 days from the Closing Date, subject to adjustment (either through forfeiture of Shares or the issuance of additional shares of Issuer Common Stock to the Wexford Entities) upon completion of a post-closing calculation in respect of the contributed vessels and the companies that own them as well as several other vessels owned by unrelated third parties that have also been or will be contributed to the Company under separate contribution agreements. An additional ten (10%) percent of the Shares shall remain in escrow in an indemnity account subject to possible forfeiture to cover indemnification obligations of the Wexford Entities that may arise within 6 months of the closing under the Contribution Agreement. The Wexford Entities own the Shares in different amounts depending on the value of the entities contributed to Issuer and, severally in proportion to their respective ownership levels in such entities. Upon any adjustment of the number of Shares to which the Wexford Entities are entitled, the Reporting Person intends to file an amendment to this Form 13G reflecting such adjustment.

     (b) PERCENT OF CLASS

     Charles Davidson               -       15.7%
     Joseph Jacobs                  -       15.7%
     Wexford Capital LLC            -       15.7%
     Genmar Alexandra, LLC          -       4.8%
     Genmar II, LLC                 -       8.3%
     Equili Company L.P.            -       1.3%
     Equili Company, LLC            -       0.0%
     Equili Company II L.P.         -       1.2%
     Equili Company II, LLC         -       0.0%

     (c) Number of shares as to which such person has:

i)       sole power to vote or to direct the vote

          Charles Davidson          -       0
          Joseph Jacobs             -       0
          Wexford Capital LLC       -       0
          Genmar Alexandra, LLC     -       0
          Genmar II, LLC            -       0
          Equili Company L.P.       -       0
          Equili Company, LLC       -       0
          Equili Company II L.P.    -       0
          Equili Company II, LLC    -       0

ii)      shared power to vote or to direct the vote

          Charles Davidson          -       5,805,174
          Joseph Jacobs             -       5,805,174
          Wexford Capital LLC       -       5,805,174
          Genmar Alexandra, LLC     -       1,790,261
          Genmar II, LLC            -       3,074,632

          Equili Company L.P.       -       481,973
          Equili Company, LLC       -       966
          Equili Company II L.P.    -       456,427
          Equili Company II, LLC    -       915

iii)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

          Charles Davidson          -       0
          Joseph Jacobs             -       0
          Wexford Capital LLC       -       0
          Genmar Alexandra, LLC     -       0
          Genmar II, LLC            -       0
          Equili Company L.P.       -       0
          Equili Company, LLC       -       0
          Equili Company II L.P.    -       0
          Equili Company II, LLC    -       0

iv)      SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

          Charles Davidson          -       5,805,174
          Joseph Jacobs             -       5,805,174
          Wexford Capital LLC       -       5,805,174
          Genmar Alexandra, LLC     -       1,790,261
          Genmar II, LLC            -       3,074,632
          Equili Company L.P.       -       481,973
          Equili Company, LLC       -       966
          Equili Company II L.P.    -       456,427
          Equili Company II, LLC    -       915

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            The 5,805,174 shares of Common Stock of General Maritime Corporation in respect of which this Schedule 13G is being filed are held directly by the following entities controlled indirectly by Wexford Capital LLC in the amounts set forth hereinabove:

            Equili Company, LLC, a Delaware limited liability company Equili Company II, LLC, a Delaware limited liability company Equili Company L.P., a New York limited partnership
            Equili Company II L.P., a New York limited partnership Genmar Alexandra, LLC, a Delaware limited liability company Genmar II, LLC, a Delaware limited liability company

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            By signing below, each of the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 15, 2001
                                                    -------------
                                                        Date



/s/ Charles Davidson
--------------------------
Charles Davidson



/s/ Joseph Jacobs
--------------------------
Joseph Jacobs


WEXFORD CAPITAL LLC


By: /s/ Jay Maymudes
--------------------------

Name:  Jay Maymudes
Title: Principal and Chief Financial Officer


GENMAR ALEXANDRA, LLC


By: /s/ Frederick Simon
--------------------------
Name:  Frederick Simon
Title: Vice-President


GENMAR II, LLC


By: /s/ Frederick Simon
--------------------------
Name:  Frederick Simon
Title: Vice-President


EQUILI COMPANY L.P., BY WEXFORD TANKERS KENTUCKY LLC, ITS
GENERAL PARTNER


By: /s/ Frederick Simon
--------------------------
Name:  Frederick Simon
Title: Attorney-in-Fact

EQUILI COMPANY, LLC


By: /s/ Frederick Simon
--------------------------
Name:  Frederick Simon
Title: Vice-President


EQUILI COMPANY II L.P., BY WEXFORD TANKERS WEST VIRGINIA LLC, ITS
GENERAL PARTNER


By: /s/ Frederick Simon
--------------------------
Name:  Frederick Simon
Title: Attorney-in-Fact


EQUILI COMPANY II, LLC


By: /s/ Frederick Simon
--------------------------
Name:  Frederick Simon
Title: Vice-President